Exhibit 2

FOR IMMEDIATE RELEASE

CORUS ENTERTAINMENT ANNOUNCES FOURTH QUARTER AND
YEAR END RESULTS

Fiscal 2005 Year End Highlights
•	Net income $71.1 million compared to a $23 million loss last year
•	$80 million in free cash flow*, up 52% from last year
•	Net debt* to segment profit 2.4 times
•	Double digit profit growth for TV and Radio
•	Positive cash flow and earnings from Nelvana

(October 25, 2005 - Toronto, Canada) Corus Entertainment Inc. (TSX: CJR.NV.B; NYSE: CJR) announced fourth quarter and year end financial results today. Corus completed a very successful fiscal year with significant increases in advertising revenue and net income. As well, the significant increase in free cash flow resulted in a net debt reduction.

“This was a very satisfying year for Corus. Our broadcasting business results were strong with double digit advertising growth for both Radio and TV. We also strengthened our competitive position from a ratings perspective,” said John Cassaday, President and Chief Executive Officer, Corus Entertainment Inc. “The content division also continued its recovery and returned to profit. The significant increase in free cash flow was assisted by Nelvana’s strong cash generating performance.”

Fourth Quarter Results

Consolidated revenue for the fourth quarter ended August 31, 2005 was $175.3 million, up 8% from $163.0 million last year as all three divisions generated increased sales. Consolidated segment profit of $42.6 million was flat compared to last year as a result of increased costs, the integration of several new radio stations in Quebec and incremental costs associated with increased performing rights tariffs imposed by the Copyright Board of Canada. Largely as a result of the unusual costs affecting the Radio division, net income for the quarter was $9.7 million ($0.23 basic earnings per share and $0.22 diluted earnings per share) compared to $14.0 million ($0.33 basic and diluted earnings per share) last year as we incurred a number of unusual costs most notably the new performing rights tariff on radio.

Corus Television revenues for the fourth quarter were up 7% to $83.4 million from $78.3 million last year driven by double digit specialty advertising growth as well as strong subscriber growth at Movie Central. Quarterly segment profit was $30.8 million up 7% from $28.7 million. Corus Radio delivered fourth quarter revenue growth of 12% to $65.3 million up from $58.3 million last year. Segment profit was effectively flat at $15.8 million as we integrated several new stations acquired as part of the Astral swap in Quebec and reflected the negative impact of newly announced tariff rates imposed by the Copyright Board of Canada. The new stations are expected to incur modest losses until the third quarter of F’06 as we build audience levels and grow our revenue base.

Content division revenues were $28.0 million up 1% from $27.7 million despite delivering 12 episodes in the quarter as compared to 33 episodes last year. Segment profit was $1.8 million compared to $0.1 million last year.

Full Year Results

Fiscal 2005 consolidated revenues were $683.1 million up 2% from $666.8 million last year. Consolidated broadcast revenue was up 8%. Segment profit for the year was $195.3 million compared to $90.4 million. Net income for the year was $71.1 million ($1.66 basic earnings per share and $1.65

* See “Supplemental Earnings Measures”	…/2

diluted earnings per share) compared to a loss of $23.1 million (loss of $0.54 basic and diluted earnings per share) last year.

Television continued to generate strong audience and subscriber growth. Movie Central finished the year with 748,000 subscribers, an increase of 6% from last year. Overall television revenues grew 7% to $354.2 million. Segment profit grew 13% to $140.8 million compared to $125.1 million last year.

Radio division’s year end results reflected strong performance from all regions. Radio revenues were $252.7 million up 11% from $227.9 million. Segment profit was $69.0 million up 15% from $60.0 million.

The Content division delivered revenue for the year of $82.3 million down 27% from $112.6 million last year. The lower revenue was a result of lower production levels of 111 episodes compared to 121 episodes last year and significantly lower merchandise revenue from Beyblade. Segment profit for the year was $3.6 million compared to a loss of $83.7 million last year.

On October 14, 2005 the Copyright Board of Canada released its decision on the tariffs to be imposed on radio broadcasters for the use of music. The basic tariff for large radio stations increased from 3.2% to 4.4% of revenue. The new tariff is for the period 2003 to 2007. The current cost of the increase of $2.6 million has been reflected in the 2005 segment profit for radio while the retroactive portion of the new tariff, $3.8 million, has been reflected in the 2005 financial statements as other expense. The industry is currently exploring avenues of appeal.

“The Company has shown impressive growth in all areas as we executed our operating strategies. We are pleased to report that we exceeded all of our financial targets for the year,” said Heather Shaw, Executive Chair, Corus Entertainment Inc.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading international producer and distributor of children’s programming and products. The company’s other interests include publishing, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR) Exchanges. Corus’ website can be found at www.corusentertainment.com.

Corus Entertainment Inc. reports in Canadian dollars.

Supplemental Earnings Measures
In addition to providing earnings measures in accordance with Canadian and U.S. Generally Accepted Accounting Principles (“GAAP”), the Company presents certain supplemental earnings measures and financial information. These are segment profit and segment margin, free cash flow, adjusted net income and adjusted earnings per share. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Free Cash Flow
Free Cash Flow is calculated as cash provided by (used in) operating activities less cash provided by (used in investing activities as reported in the consolidated statement of cash flows. Free cash flow measures the Company’s ability to repay debt, finance the business and pay dividends.

Net Debt
Net Debt is calculated as long-term debt less cash and cash equivalents as reported in the consolidated balance sheets.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this press release may constitute forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and, changes in accounting standards. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

For further information, please contact:

John Cassaday President and Chief Executive Officer Corus Entertainment Inc. (416) 642-3770	Tracy Ewing Vice President, Communications Corus Entertainment Inc. (416) 642-3792

Tom Peddie
Senior Vice President & Chief Financial Officer
Corus Entertainment Inc.
(416) 642-3780

Full financial details are available on the Corus Entertainment website at www.corusentertainment.com under Investor Information.